

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2018

Bryan M. Reasons
Chief Financial Officer
Atlas Holdings, Inc.
c/o Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

> **Re: Atlas Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 1, 2018**
> **File No. 333-221707**

Dear Mr. Reasons:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4 filed February 1, 2018

Questions and Answers about the Combination and the Special Meeting
What are the material U.S. federal income tax consequences..., page 8

1.   Please remove your assumption that the merger and conversion will qualify as a reorganization under Section 368(a) of the U.S. Internal Revenue Code. Please revise your disclosure to reflect that counsel has provided a firm opinion on this issue and clearly state that the disclosure in the tax consequences section is the opinion of counsel. Please also remove the disclaimer that the material U.S. federal income tax consequences is intended to provide only a general discussion as investors are entitled to rely on the

opinion. For guidance, refer to Sections III.C.3 and III.D.1 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

<u>Directors and Executive Officers of New Amneal After the Combination</u>
<u>Executive Officers of New Amneal, page 245</u>

2.   Please file your employment agreement with Andrew Boyer as an exhibit to the registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Catherine M. Clarkin, Esq. - Sullivan &Cromwell LLP